Exhibit 99.31

March 26, 2020
Orla Mining Ltd.

C$75,030,000 Bought Deal Financing of Common Shares

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in all the provinces and territories of Canada, except Québec. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Issuer:	Orla Mining Ltd. (“Orla” or the “Company”).
Offering:	“Bought-deal” offering of 36,600,000 common shares (the “Common Shares”) of the Company.
Offering Size:	C$75,030,000.
Offering Price:	C$2.05 per Common Share.
Over-Allotment Option:	The Company will grant the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 5,490,000 Common Shares at the Offering Price, exercisable in whole or in part, at any time and from time to time on or prior to the date that is 30 days following the closing of the Offering. The Underwriters shall be entitled to the same Commission (as hereinafter defined) provided for below in respect of any Common Shares issued and sold upon exercise of the Over Allotment Option.
Use of Proceeds:	The net proceeds from the Offering will be used for exploration and development activities at Camino Rojo projects and for general corporate purposes.
Form of Offering:	Bought deal by way of a prospectus supplement, subject to a formal underwriting agreement, including standard industry "regulatory proceedings out", “disaster out”, “material adverse change out” and "non-compliance out" clauses running up to the Closing Date.
Jurisdictions:	The qualifying jurisdictions for this offering will be all provinces and territories of Canada, other than Quebec. The Common Shares will also be sold to U.S. buyers on a private placement basis pursuant to an exemption from the registration requirements in Rule 144A of the United States Securities Act of 1933, as amended, and other jurisdictions outside of Canada provided that no prospectus filing or comparable obligation arises.
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Participation Rights:	The Underwriters understand that Newmont Corporation and Agnico Eagle Mines Limited have participation rights to own a pre-determined ownership in the Company. The Underwriters agree to sell such number of Common Shares to Newmont Corporation and Agnico Eagle Mines Limited for them pursuant to their participation rights.
Standstill and LockUp:	The Company will be, subject to certain exceptions, subject to a standstill with respect to the issuance of common shares or any securities convertible or exchangeable into common shares of the Company for 90 days after Closing of the Offering. The Company's directors and officers will also be, subject to certain exceptions, restricted from trading in the Company's securities from the date hereof until the date that is 90 days after Closing of the Offering.
Listing:	The Company shall obtain the necessary approvals to list the Common Shares, which listing shall be conditionally approved prior to closing. The Common Shares are currently listed on the Toronto Stock Exchange under the symbol “OLA”.
Eligibility:	Eligible under the usual statutes and for RRSPs, RRIFs, RESPs, RDSPs, and TFSAs.
Bookrunner:	Stifel GMP
Commission:	A cash commission of 5.0% (1.0% in the case of Common Shares purchased by Newmont Corporation and Agnico-Eagle Mines Limited in connection with the exercise of their participation rights, and on any orders from Pierre Lassonde and Trinity Partners) of the aggregate gross proceeds from the Offering (including the Over-Allotment Option).
Closing Date:	On or about April 3, 2020 or such other date as the Company and Underwriters may agree (the “Closing Date”).

“The information contained herein is believed to be accurate; however it is to change without notice.”

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